Mail Stop 0407
      							April 21, 2005

Via U.S. Mail and Fax (1-212-826-2858)
Mr. Lawrence I. Wills
Senior Vice President - Chief Financial Officer
Granite Broadcasting Corporation
767 Third Avenue, 34th Floor
New York, New York  10017

	RE:	Granite Broadcasting Corporation
      Form 10-K for the fiscal year ended December 31, 2004
		Filed March 31, 2005
		File No. 0-19728

Dear Mr. Wills:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended December 31, 2004


Critical Accounting Policies, page 26

1. We note that your discussion regarding goodwill, intangible assets, and long-lived assets valuation did not address the quantitative value of your assumptions and their sensitivity to change. Since critical accounting estimates and assumptions are based on matters that are highly uncertain, you should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Revise your disclosures to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors.

For additional guidance, refer to Item 303 of Regulation S-K as well as Part Five of the Commission`s Interpretive Release on
Management`s
Discussion and Analysis of Financial Condition and Results of
Operation which is located on our website at:
http://www.sec.gov/rules/interp/33-8350.htm.

            Goodwill and Intangible Assets, page 27

2. Tell us in detail how you test goodwill for impairment.  Also:
* Addressing paragraph 30 of SFAS 142 and EITF D-101, tell us how you determined your reporting units and tell us what those reporting units are.
* Additionally, please identify the reporting unit(s) to which you assigned goodwill. Refer to paragraphs 19 and 34 of SFAS 142.
* Tell us the cash flows used in your analysis.

3. We note that in previous years you and your independent appraisers tested the impairment of your FCC licenses at select locations where there may be potential indicators of a potential impairment. However, commencing in 2004, you tested the impairment of all your FCC licenses annually or whenever event or changes indicate that such assets may be impaired. Tell us why you did not test FCC licenses annually prior to 2004 in accordance with paragraph 17 of SFAS 142.

4. In addition, tell us in detail how you test your FCC licenses for impairment. Provide us with your units of accounting and how they were determined. Also, tell us the cash flows used in your analysis.





Consolidated Statements of Operations, page 47

5. Revise your consolidated statement of operations to present the various expense captions in accordance with Rule 5-03 of Regulation
S-X. For example, separately present station operating expenses from selling, general and administrative expenses. Present your MD&A in this manner as well. Provide us with your proposed income statement through the "operating loss" line item.

6. It appears that the caption "station operating expenses" excludes depreciation and amortization for property and equipment directly attributed to the generation of revenue. Please, revise your presentation to comply with SAB 11:B, as applicable, by identifying the amount of applicable depreciation that is excluded from the caption "station operating expenses."

7. Revise to adjust your consolidated income statement for the years ended December 31, 2003 and 2002 to clearly reflect what is included in net loss available to common shareholders.

Note 2 - Summary of Significant Accounting Policies

Financial statement presentation, page 52

8. We note that you reduced goodwill during the year ended
December
31, 2004 by $14,926,000 to appropriately reflect the tax basis of certain assets acquired in prior years` acquisitions. Tell us in detail why you reduced goodwill and to what acquisitions this relates. Provide us with your basis in accounting literature.

Item 9A. Controls and Procedures, page 67

9. We note your disclosure in this section that no "significant changes" were made in your internal controls or in other factors that could "significantly" affect those controls subsequent to the date of their evaluation. This language does not appear to comply with new
Item 308(c) of Regulation S-K, which requires you to disclose any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during your last fiscal quarter (or your fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.
Please provide us a statement indicating that no changes occurred in the company`s internal control over financial reporting that materially affected, or was reasonably likely to materially affect, your internal control over financial reporting. Please revise all future filings to address whether there have been any changes.



*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Inessa Berenbaum, Staff Accountant, at (202) 551-3371 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-
3836
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director



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Mr. Lawrence I. Wills
Granite Broadcasting Corporation
April 21, 2005
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE